(Wisconsin Public Service Corporation Logo)


May 1, 1994



TO ALL MEMBERS OF THE FINANCIAL COMMUNITY:


This is our summary of projected construction, operating, and financial data for the five-year period 1994-1998. Construction requirements for this period are about $71 million lower than the five years in our publication of last May primarily due to reduced expenditures for electric generation.

While the company is still hoping to construct a cogeneration facility by early 1998, these plans are subject to a favorable decision by the Public Service Commission of Wisconsin (PSCW). The PSCW is currently evaluating the company's prioritization of the competitive bids submitted to fulfill needs for the company's next capacity addition. (See "Anticipated Plants" and "Capital Requirements and Sources" discussions).

Most of the firm resale KWH sales declines are due to shifts to the non-firm category by wholesale customers with self-generating capability. This forecast now provides non-firm sales projections, also. Reduction in peak load growth reflects the high level of 1993 actual results, demand-side management, and anticipated loss of some municipal sales.

Total gas volumes remain about the same as the last forecast but reflect transfers from the transportation to firm sales category.

The company is seeking approval to form a holding company. The primary business will continue to be operation of the utility business of Wisconsin Public Service Corporation.

The 1993 annual report and the company's statistical analysis and comments dated April 1, 1994 also provide reference information. If you would like additional information concerning this data or other matters pertaining to the company, please call me. My telephone number is (414) 433-1449.



/s/ Ralph G. Baeten

Ralph G. Baeten
Treasurer

                                       Actual               Estimated              Annual
                                             ---------------------------------     Growth
SALES AND LOAD DATA                     1993   1994   1995   1996   1997   1998     93-98
- - -------------------                     ----   ----   ----   ----   ----   ----    ------
  Electric Sales - KWH (millions)
    Ultimate Consumers                 8 123  8 369  8 624  8 878  8 729  8 860     1.8%
    Resale - Firm                      1 397  1 123  1 098  1 124  1 316    926    (7.9)
             Non-firm                    631  1 026  1 137  1 140  1 126  1 126    12.3

  Electric Peak Load - MW
    Summer                             1 569  1 592  1 624  1 626  1 650  1 614     0.6%
    Winter (Nov-Feb)                   1 500  1 469  1 489  1 478  1 428  1 448    (0.7)

  Load Factor - %                       73.3     72     73     75     73     73

  Generating Capability - MW
    Summer                             1 820  1 828  1 817  1 815  1 814  1 876
    Winter                             1 889  1 906  1 895  1 893  1 892  1 832

  Generating Reserve
    Adjusted - MW                        251    261    243    254    239    287
    At Peak - %                         16.0     17     15     15     15     18

  Firm Power Purchases (Sales) - MW        -     25     50     50     75     25

  Gas Sales - Therms (millions)          347    356    369    376    380    384     2.0%
  Gas Transp - Therms (millions)         221    219    219    221    223    226     0.4

CAPITAL REQUIREMENTS (millions)                                                     Total
- - --------------------                                                                94-98
                                                                                    -----
  Construction (Incl AFUDC)
    Electric                           $47.6 $45.9   $48.4  $59.1 $107.2  $ 99.9  $360.5
    Nuclear Fuel                         6.7   9.9      .9    8.9    8.1     5.7    33.5
    Gas                                 12.6  13.6     8.3    8.1    9.0    10.2    49.2
    Other                                5.8   4.9     5.4   11.5    5.4     5.9    33.1
                                        ----  ----    ----   ----  -----   -----   -----
  Total Construction Expenditures       72.7  74.3    63.0   87.6  129.7   121.7   476.3
  Other Investments                     (1.4)  9.5     8.3   10.5   13.6    14.6    56.5
                                        ----  ----    ----   ----  -----   -----   -----
  Total Investments                     71.3  83.8    71.3   98.1  143.3   136.3   532.8
                                        ----  ----    ----   ----  -----   -----   -----
SOURCES OF CAPITAL (millions)
- - ------------------
  Internal Funds After Dividends       $80.8 $71.3   $78.5  $74.7 $ 83.8  $ 93.8  $402.1
  Financing Required                    (9.5) 12.5    (7.2)  23.4   59.5    42.5   130.7
                                        ----  ----    ----   ----  -----   -----   -----
  Total Sources of Capital              71.3  83.8    71.3   98.1  143.3   136.3   532.8
                                        ----  ----    ----   ----  -----   -----   -----
  Financing (Net)
    Common                            $  1.7  $ -    $ -    $ -    $ -     $ -    $  -
    Preferred                            -     -       -      -      -       -       -
    Bonds                              (12.2)  -       -      -     50.0    25.0    75.0
    Temporary Funding                    1.0  12.5    (7.2)  23.4    9.5    17.5    55.7
                                        ----  ----    ----   ----   ----    ----   -----
  Total                                 (9.5) 12.5    (7.2)  23.4   59.5    42.5   130.7
                                        ----  ----    ----   ----   ----    ----   -----
INT FUNDS/CONSTRUCTION (%)               111    96     125     85     65      77      84
- - ----------------------
SIGNIFICANT ITEMS (millions)
- - -----------------
  Depreciation                         $60.6 $57.1   $58.7  $60.7  $65.6   $68.8
  Nuclear Fuel Amortization              7.6   7.9     8.5    8.4    9.0     7.7
  AFUDC                                   .6    .3      .3     .8    2.4     2.9
  Demand-Side Management (Net)          12.8   8.6     4.0    3.5    1.0     (.5)
  Nuclear Decommissioning                5.7   6.9     7.2    7.6   10.3    11.1

                                            Actual                  Estimated
                                                  ----------------------------------------
                                             1993     1994    1995    1996    1997    1998
                                             ----     ----    ----    ----    ----    ----
CAPITALIZATION (%)
- - --------------
  Common                                     55.7       56      57      55      53      51
  Preferred                                   6.2        6       6       6       5       5
  Long-Term Debt                             35.5       34      34      33      36      38
  Short-Term Debt                             2.6        4       3       6       6       6

  (Capitalization excludes GAAP adjustments and ESOP loans.)

GENERATION MIX (%)
- - ---------------
  Coal                                       64.7       71      71      72      72      72
  Nuclear                                    14.6       15      15      15      15      16
  Hydro                                       4.0        4       4       4       3       4
  Oil                                           -        -       -       -       -       -
  Natural Gas                                  .4        1       1       1       1       1
  Purchased Power                            16.3        9       9       8       9       7


ANTICIPATED PLANTS
- - ------------------
The PSCW has ordered a bidding process to fill company capacity needs in 1998. Included is a company bid for 122 MW of cogeneration. A decision is expected from the PSCW in late 1994.

SALES AND LOAD DATA
- - -------------------
Effects of load management, time-of-use billing, interruptible rates, and other demand-side management programs are included in sales and load projections. Peak load is forecast to grow at annual rates of 1.0% and 1.5% for the next ten- and twenty-year periods, respectively. KWH sales are forecast to grow at 1.1% and 1.4%, respectively, for the same periods.

Generating reserve includes the effect of contracted capacity sales and purchases with other utilities.


CAPITAL REQUIREMENTS AND SOURCES
- - --------------------------------
Construction includes a 3.5% inflation rate for generation and transmission. Due to the uncertain outcome of the large capacity power purchase bidding process, the construction forecast includes costs for generic combustion turbines for filling capacity needs.

Internal cash flow assumes 12% return on average common equity with dividend payout at 75%. AFUDC is included in construction and internal funds. Demand-side management expenditures are included in internal funds. Nuclear decommissioning expenditures are included in other investments.


BONDING CAPACITY
- - ----------------
Under the most restrictive covenant of the Bond Indenture, the company would have been entitled to issue approximately $500 million of First Mortgage Bonds on December 31, 1993.

ACCOUNTING PRACTICES
- - --------------------
The company has historically followed conservative accounting practices. The PSCW has approved for ratemaking purposes full accrual of the amounts calculated for post-retirement benefits under SFAS 106, for pension benefits under SFAS 87 and for post-employment benefits under SFAS 112.

For Wisconsin and Michigan jurisdictions, the company capitalizes AFUDC on 100% of construction related to new generating units and on 50% of all other construction work in progress at the company's adjusted cost of capital. AFUDC for FERC jurisdiction is based on the formula prescribed in the FERC chart of accounts.

Estimated depreciation is based on rates approved by the PSCW. Composite rates are 3.38% for electric and 3.46% for gas.


WISCONSIN COMMISSIONERS
- - -----------------------
                                           Prior            Commissioner
                                         Occupation             Since        Term Expires
                                         ----------         ------------     ------------
Cheryl Parrino - Chairman          PSCW Accounting Admin.       2/91             3/97
John Coughlin                      Attorney/Sec. of DILHR       7/89             3/95
Scott Neitzel                      State & Fed. Govt. Official  1/92             3/99

1993 AVERAGE REVENUE PER KWH SOLD (cents)
- - -----------------------------------------
                                                     Res.        Coml.        Ind.
                                                     ----        -----        ----
WPSC                                                 7.05         5.75        3.76
Investor-Owned Electrics                             8.69         7.85        5.03



% COMPOUND GROWTH OF KWH SALES (FIRM)
- - -------------------------------------
                U.S.          WPSC                               U.S.              WPSC
                ----          ----                               ----              ----
1930-1940       4.7            5.1          1960-1970            7.4                7.9
1940-1950       9.0            9.8          1970-1980            4.3                6.0
1950-1960       9.3            8.6          1980-1990            2.3                3.4

RATE CASES
- - ----------
                   Filing        Amount          Amount
                    Date        Requested       Received      Increase        Effective
                   ------       ---------       --------      --------        ---------
Wisconsin Elec      4/93        $ (1.3) MM      $(17.4) MM       (4.1)%        1/94
          Gas       4/93           2.0             1.0             .7          1/94

Wisconsin Elec      4/94        $(10.8)MM                        (2.5)%        Pending
          Gas       4/94             -                              -          Pending